Exhibit 99.1

May 9, 2019

Globant Reports 2019 First Quarter Financial Results

Solid Revenue Growth with Robust Operating Performance

Luxembourg / May 9, 2019 - Globant (NYSE: GLOB), a digitally native technology services company, today announced results for the three months ended March 31, 2019.

Please see highlights below, including certain Non-IFRS measures. Note that reconciliations between Non-IFRS financial measures and IFRS operating results are disclosed at the end of this press release.

First quarter 2019 highlights

●	Revenues increased to a record $146.2 million, representing 22.1% year-over-year growth (or 25.5% on a constant currency basis).
●	Non-IFRS Adjusted Gross Profit was $60.1 million (41.1% Non-IFRS Adjusted Gross Profit Margin), an increase of $13.3 million compared to $46.8 million (39.1% Non-IFRS Adjusted Gross Profit Margin) for the first quarter of 2018.
●	Non-IFRS Adjusted Net Income was $18.5 million (12.7% Non-IFRS Adjusted Net Income Margin), an increase of $4.6 million compared to $13.9 million (11.6% Non-IFRS Adjusted Net Income Margin) for the first quarter of 2018.
●	Non-IFRS Adjusted Diluted EPS was $0.50 per share (based on an average of 37.3 million diluted shares), an increase of $0.12 compared to $0.38 per share (based on an average of 36.5 million diluted shares) for the first quarter of 2018.

“I am thrilled to announce another solid quarter in terms of business performance and financial results. Our first quarter revenues for 2019 amounted to a record of $146.2 million, representing a 22.1% year-over-year growth,” said Martín Migoya, Globant’s CEO and co-founder.

“We continue to experience strong demand coming from organizations looking to transform their businesses. Today, it’s not just a matter of rethinking how companies connect to their users, it’s also about reshaping organizations, including their internal processes, departments and overall vision”, explained Martín Migoya. “At Globant, we are extremely well positioned as a leader to deliver these digital and cognitive transformations as we are organized around new paradigms. A whole podular and autonomous company structure pushes innovation, entrepreneurship and agility to drive efficiency to our customers during their digital and cognitive evolution.”

“I am very pleased with the results we achieved during the start of the year. Once again, we continued to deliver solid revenue growth and robust EPS, as we have done consistently since our IPO. Business momentum combined with a record level of net additions position us on the right path to achieve our full year targets,” explained Juan Urthiague, Globant’s CFO.

Globant completed the first quarter with 9,259 Globers, 8,609 of whom were technology, design and innovation professionals. The geographic revenue breakdown for the first quarter was as follows: 72.3% from North America (top country: US), 17.0% from Latin America and others (top country: Argentina) and 10.7% from Europe (top country: Spain). 83.3% of Globant’s revenues for the first quarter was denominated in US dollars, and the remaining 16.7% was denominated in other currencies, including Euros, GB pounds and other Latin American currencies.

During the last twelve months ended March 31, 2019, Globant served 472 customers, 91 of which accounted for more than $1 million of Globant’s revenues. Globant’s top customer, top five customers and top ten customers represented 10.5%, 28.9% and 40.8% of first quarter revenues, respectively.

Cash and bank balances and Investments as of March 31, 2019 decreased to $46.7 million from $86.2 million as of December 31, 2018. Current assets amounted to $204.6 million, accounting for 39.6% of total assets for the same period. Finally, as of March 31, 2019, 36.3 million common shares were issued and outstanding.

2019 Second Quarter and Full Year Outlook

Based on current market conditions, Globant is providing the following estimates for the second quarter and the full year of 2019:

●	Second quarter 2019 Revenues are estimated to be between $156-$158 million, implying 22.8% year-over-year growth at the midpoint of the range.
●	Second quarter 2019 Non-IFRS Adjusted Diluted EPS is estimated to be in the range of $0.50-$0.54 (assuming an average of 37.5 million diluted shares outstanding during the second quarter).
●	Fiscal year 2019 Revenues are estimated to be in the range of $638-$646 million, implying 22.9% year-over-year revenue growth at the midpoint of the range.
●	Fiscal year 2019 Non-IFRS Adjusted Diluted EPS is estimated to be in the range of $2.13-$2.21 (assuming an average of 37.5 million diluted shares outstanding during 2019).

Conference Call and Webcast

Martín Migoya and Juan Urthiague will discuss the Q1 2019 results in a conference call today beginning at 4:30pm ET.

Conference call access information is:

US +1 (888) 346-2877

International +1 (412) 902-4257

Webcast http://investors.globant.com/

Additionally, a replay will be available via the same dial-in number and on our investor relations website after the call.

About Globant (NYSE:GLOB)

We are a digitally native company where innovation, design and engineering meet scale. We use the latest technologies in the digital and cognitive field to empower organizations in every aspect.

We have more than 9,200 professionals and we are present in 17 countries working for companies like Google, Southwest Airlines, EA and BBVA, among others.

We were named a Worldwide Leader of Digital Strategy Consulting Services by IDC MarketScape report (2016 and 2017). We were also featured as a business case study at Harvard, MIT, and Stanford. We are a member of the Cybersecurity Tech Accord (2019).

For more information, visit www.globant.com

Non-IFRS Financial Information

While the financial figures included in this press release have been computed in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to interim periods, this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting”. The financial information in this press release has not been audited.

Globant provides non-IFRS financial measures to complement reported IFRS results, in accordance with IAS 34 “Interim Financial Reporting”. Management believes these measures help illustrate underlying trends in the company's business and uses the measures to establish budgets and operational goals, communicated internally and externally, for managing the company's business and evaluating its performance. The company anticipates that it will continue to report both IFRS and certain non-IFRS financial measures in its financial results, including non-IFRS results that exclude share-based compensation expense, depreciation and amortization, impairment of assets and acquisition-related charges. Constant currency revenue growth is defined as revenues for a given period restated at the comparative period’s average foreign currency exchange rates measured against the comparative period’s reported revenues. This measure does not include any other macroeconomic effects such as local currency inflation effects. Because the company's non-IFRS financial measures are not calculated according to IFRS, these measures are not comparable to IFRS and may not necessarily be comparable to similarly described non-IFRS measures reported by other companies within the company's industry. Consequently, Globant’s non-IFRS financial measures should not be evaluated in isolation or supplant comparable IFRS measures, but, rather, should be considered together with its unaudited interim consolidated statement of financial position as of March 31, 2019 and December 31, 2018 and its unaudited interim consolidated statement of profit or loss and other comprehensive income for the three months ended March 31, 2019 and 2018, prepared in accordance with IAS 34.

Globant is not providing a quantitative reconciliation of forward-looking Non-IFRS Adjusted Diluted EPS to the most directly comparable IFRS measure because it is unable to predict with reasonable certainty the ultimate outcome of certain significant items without unreasonable effort. These items include, but are not limited to, share-based compensation expense, impairment of assets and acquisition-related charges. These items are uncertain, depend on various factors, and could have a material impact on IFRS reported results for the guidance period.

Forward Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, Non-IFRS results of operations and Non-IFRS earnings per share, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding our future financial and operating performance, including our outlook and guidance, and our strategies, priorities and business plans. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Factors that could impact our actual results include: our ability to maintain current resource utilization rates and productivity levels; our ability to manage attrition and attract and retain highly-skilled IT professionals; our ability to accurately price our client contracts; our ability to achieve our anticipated growth; our ability to effectively manage our rapid growth; our ability to retain our senior management team and other key employees; our ability to continue to innovate and remain at the forefront of emerging technologies and related market trends; our ability to retain our business relationships and client contracts; our ability to manage the impact of global adverse economic conditions; our ability to manage uncertainty concerning the instability in the current economic, political and social environment in Latin America; and other factors discussed under the heading “Risk Factors” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission.

Because of these uncertainties, you should not make any investment decisions based on our estimates and forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier).

Globant S.A.

Consolidated Statement of Profit or Loss and Other Comprehensive Income

(In thousands of U.S. dollars, except per share amounts, unaudited)

	Three months ended
	March 31, 2019	March 31, 2018

Revenues	146,151	119,712
Cost of revenues	(88,727)	(74,543)
Gross profit	57,424	45,169

Selling, general and administrative expenses	(38,632)	(31,199)
Net impairment losses on financial assets	(436)	(11)
Profit from operations	18,356	13,959

Finance income	891	2,353
Finance expense	(3,702)	(3,244)
Finance expense, net	(2,811)	(891)

Other income, net	(19)	14
Profit before income tax	15,526	13,082

Income tax	(3,427)	(2,941)
Net income for the period	12,099	10,141

Other comprehensive income, net of income tax effects
Items that may be reclassified subsequently to profit and loss:
- Exchange differences on translating foreign operations	(616)	171
- Net change in fair value on financial assets measured at FVOCI	35	(6)
- Gains and losses on cash flow hedges	(882)	-
Total comprehensive income for the period	10,636	10,306

Net income attributable to:
Owners of the Company	12,099	10,170
Non-controlling interest	-	(29)
Net income for the period	12,099	10,141

Total comprehensive income for the period attributable to:
Owners of the Company	10,636	10,335
Non-controlling interest	-	(29)
Total comprehensive income for the period	10,636	10,306

Earnings per share
Basic	0.33	0.29
Diluted	0.32	0.28

Weighted average of outstanding shares (in thousands)
Basic	36,205	35,429
Diluted	37,320	36,549

Globant S.A.

Consolidated Statement of Financial Position

(In thousands of U.S. dollars, unaudited)

	March 31,	December 31,
ASSETS	2019	2018
Current assets
Cash and bank balances	42,201	77,606
Investments	4,526	8,635
Trade receivables	141,474	110,898
Other receivables	15,707	15,341
Other financial assets	738	550
Total current assets	204,646	213,030

Non-current assets
Investments	524	527
Other receivables	35,400	34,197
Deferred tax assets	19,609	16,916
Investment in associates	4,000	4,000
Other financial assets	2,145	345
Property and equipment	51,151	51,460
Intangible assets	11,466	11,778
Right-of-use asset	44,100	-
Goodwill	144,011	104,846
Total non-current assets	312,406	224,069
TOTAL ASSETS	517,052	437,099

LIABILITIES
Current liabilities
Trade payables	21,788	17,578
Payroll and social security taxes payable	64,701	58,535
Borrowings	618	-
Other financial liabilities	6,157	9,347
Lease liabilities	15,356	-
Tax liabilities	12,623	7,399
Other liabilities	84	44
Total current liabilities	121,327	92,903

Non-current liabilities
Other financial liabilities	1,066	3,418
Lease liabilities	30,921	-
Provisions for contingencies	2,689	2,862
Total non-current liabilities	34,676	6,280
TOTAL LIABILITIES	156,003	99,183

Capital and reserves
Issued capital	43,598	43,158
Additional paid-in capital	123,588	109,559
Other reserves	(3,599)	(2,136)
Retained earnings	197,462	187,335
Total equity attributable to owners of the Company	361,049	337,916
TOTAL EQUITY AND LIABILITIES	517,052	437,099

Globant S.A.

Supplemental Non-IFRS Financial Information

(In thousands of U.S. dollars, unaudited)

	Three months ended
	March 31, 2019	March 31, 2018

Reconciliation of adjusted gross profit
Gross Profit	57,424	45,169
Depreciation and amortization expense	1,227	993
Share-based compensation expense	1,443	661
Adjusted gross profit	60,094	46,823
Adjusted gross profit margin	41.1%	39.1%

Reconciliation of selling, general and administrative expenses
Selling, general and administrative expenses	(38,632)	(31,199)
Depreciation and amortization expense	4,419	3,512
Share-based compensation expense	2,977	2,208
Acquisition-related charges (a)	1,832	558
Adjusted selling, general and administrative expenses	(29,404)	(24,921)
Adjusted selling, general and administrative expenses as % of revenues	(20.1)%	(20.8)%

Reconciliation of Adjusted Profit from Operations
Profit from Operations	18,356	13,959
Share-based compensation expense	4,420	2,869
Acquisition-related charges (a)	1,946	750
Adjusted Profit from Operations	24,722	17,578
Adjusted Profit from Operations margin	16.9%	14.7%

Reconciliation of Net income for the period
Net income for the period	12,099	10,141
Share-based compensation expense	4,420	2,869
Acquisition-related charges (a)	2,017	882
Adjusted Net income	18,536	13,892
Adjusted Net income margin	12.7%	11.6%

Calculation of Adjusted Diluted EPS
Adjusted Net income	18,536	13,892
Diluted shares	37,320	36,549
Adjusted Diluted EPS	0.50	0.38

(a)	Acquisition-related charges include, when applicable, amortization of purchased intangible assets included in depreciation and amortization expense line on our consolidated statements of operations, external deal costs, acquisition-related retention bonuses, integration costs, changes in the fair value of contingent consideration liabilities, charges for impairment of acquired intangible assets and other acquisition-related costs. We cannot provide acquisition-related charges on a forward-looking basis without unreasonable effort as such charges may fluctuate based on the timing, size, and complexity of future acquisitions as well as other uncertainty inherent in mergers and acquisitions.

Reconciliation of revenue growth at constant currency to revenue growth as reported under IFRS is presented in the table below:

Three months ended March 31, 2019
Revenue growth at constant currency (1)	25.5%
Foreign exchange rates impact	(3.4)%
Revenue growth as reported	22.1%

(1)	Constant currency revenue growth is defined as revenues for a given period restated at the comparative period's average foreign currency exchange rates measured against the comparative period's reported revenues. This measure does not include any other macroeconomic effects such as local currency inflation effects.

Globant S.A.

Schedule of Supplemental Information (unaudited)

Metrics	Q1 2018	Q2 2018	Q3 2018	Q4 2018	Q1 2019

Total Employees	6,940	7,279	7,807	8,384	9,259
IT Professionals	6,462	6,775	7,285	7,821	8,609

North America Revenues %	78.6	78.4	77.5	77.4	72.3
Latin America and Others Revenues %	13.8	13.1	12.5	13.5	17.0
Europe Revenues %	7.6	8.5	10.0	9.1	10.7

USD Revenues %	85.5	86.4	85.1	85.6	83.3
Other Currencies Revenues %	14.5	13.6	14.9	14.4	16.7

Top Customer %	11.1	11.1	11.9	10.9	10.5
Top 5 Customers %	31.3	32.5	33.4	30.9	28.9
Top 10 Customers %	44.5	44.6	45.8	42.7	40.8

Customers Served (Last Twelve Months)	348	355	344	373	472
Customers with >$1M in Revenues (Last Twelve Months)	89	92	90	90	91

Investor Relations Contact:

Paula Conde, Globant

investors@globant.com

(877) 215-5230

Media Contact:

Wanda Weigert, Globant

pr@globant.com

(877) 215-5230

Source: Globant